Exhibit 99.1

DoubleDown Interactive to Donate $10,000 to the ASPCA®

SEATTLE, WASHINGTON – July 22, 2024 — DoubleDown Interactive Co., Ltd. (NASDAQ: DDI) (“DoubleDown” or the “Company”), a leading developer and publisher of digital games on mobile and web-based platforms, announced today a $10,000 donation to the ASPCA® (The American Society for the Prevention of Cruelty to Animals®) in support of its mission to prevent cruelty to dogs, cats, equines, and farm animals throughout the United States.

DoubleDown Casino, which is played daily by millions of fans worldwide on both desktop and mobile devices, will invite players to engage with and show support for the charitable donation by taking part in a play-to-enter giveaway on July 27-28, 2024. DoubleDown’s Claws for the Cause event will offer players the chance to express their enthusiasm for helping the ASPCA and to learn more about the organization’s work to help vulnerable animals, particularly during warmer months at the height of feline breeding season. “Kitten season,” as it’s known, is the time of year when shelters are under additional strain due to a surge of newborn kittens requiring intensive, specialized care.

“DoubleDown Interactive has been proud to support the ASPCA for years, and we are pleased to bring additional focus to their efforts during kitten season,” said In Keuk Kim, CEO of DoubleDown. “Everyone at DoubleDown is passionate about animal welfare, and we know our players feel just as strongly.”

“We are thankful for DoubleDown’s continued contributions to our lifesaving work to help animals in need across the nation,” said Matthew Carroll, Director, ASPCA Cause Partnerships. “DoubleDown’s efforts to raise awareness for the tremendous support shelters and communities need during kitten season is another example of their commitment to the welfare and safety of animals. We encourage the public to consider helping shelter animals through adoption and fostering.”

Visit the ASPCA website: http://www.aspca.org/

Follow the latest activity on our social media pages:

Facebook: https://www.facebook.com/doubledowncasino

Twitter: https://twitter.com/doubledwncasino

Instagram: https://www.instagram.com/doubledowncasino

About DoubleDown

DoubleDown Interactive Co., Ltd. is a leading developer and publisher of digital games on mobile and web-based platforms. We are the creators of multi-format interactive entertainment experiences for casual players, bringing authentic Vegas entertainment to players around the world through an online social casino experience. The Company’s flagship social casino title, DoubleDown Casino, has been a fan-favorite game on leading social and mobile platforms for years, entertaining millions of players worldwide with a lineup of classic and modern games. Following its acquisition of SuprNation in October 2023, the Company also operates three real-money iGaming sites in Western Europe.

Safe Harbor Statement

Certain statements contained in this press release are “forward-looking statements” about future events and expectations. Forward-looking statements are based on our beliefs, assumptions, and expectations of industry trends, our future financial and operating performance, and our growth plans, taking into account the information currently available to us. These statements are not statements of historic fact. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Therefore, you should not place undue reliance on such statements. Words such as “anticipates,” believes,” “continues,” “estimates,” “expects,” “goal,” “objectives,” “intends,” “may,” “opportunity,” “plans,” potential,” “near-term,” long-term,” “projections,” “assumptions,” “projects,” “guidance,” “forecasts,” “outlook,” “target,” “trends,” “should,” “could,” “would,” “will,” and similar expressions are intended to identify such forward-looking statements. We qualify any forward-looking statements entirely by these cautionary factors. We assume no obligation to update or revise any forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. The information contained in, or that can be accessed through, our social media pages is not incorporated by reference into, and is not a part of, this press release. We have included our social medial pages in this press release solely for informational purposes.

Company Contact:

Joe Sigrist

ir@doubledown.com

+1 (206) 773-2266

Chief Financial Officer

https://www.doubledowninteractive.com

Investor Relations Contact:

Joseph Jaffoni or Richard Land

JCIR

+1 (212) 835-8500

DDI@jcir.com